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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 6 2005
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-49763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Hampton Partners, L.P.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 Lafayette Road
(No. and Street)

North Hampton NH 03862
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle R. Matthews (603) 964-2300 ext 228
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leone, McDonnell & Roberts
(Name – *if individual, state last, first, middle name*)

Five Nelson Street Dover NH 03820
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Roger L. Hamel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Hampton Partners L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal, Leone, McDonnell & Roberts P.A.
Title

Notary Public
CAROLYN BARTON, Notary Public
My Commission Expires May 29, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report ~~describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH HAMPTON PARTNERS, L.P.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO ∘ NORTH CONWAY
DOVER ∘ PEMBROKE
EXETER

To the Partners
North Hampton Partners, L.P.
North Hampton, New Hampshire

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of North Hampton Partners, L.P., as of December 31, 2004 and 2003, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Hampton Partners, L.P. at December 31, 2004 and 2003, and the results of its operations, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits of the financial statements were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leone, McDonnell & Roberts,
Professional Association

January 14, 2005
Dover, New Hampshire

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
ASSETS		
Cash	$ 20,207	$ 20,314
Deposit with clearing organization	9,384,238	5,140,269
Due from North Hampton Partners Corporation	165,116	108,026
Furniture, equipment and leasehold improvements, net	60,755	76,274
Exchange memberships	17,656	17,620
Prepaid expenses	2,183	2,183
Security deposits	7,767	7,767
Total	$ 9,657,922	$ 5,372,453

LIABILITIES AND PARTNERS' CAPITAL

	2004	2003
LIABILITIES		
Securities owned and sold, but not yet purchased	$ 3,606,120	$ -
Distribution payable to the limited partners	666,046	-
Accrued liabilities	6,507	-
Total liabilities	4,278,673	-
PARTNERS' CAPITAL	5,379,249	5,372,453
Total	$ 9,657,922	$ 5,372,453

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES		
Net investment gains (losses)	$ 2,341,642	$ (1,992,129)
Interest and related income	92,371	161,041
Total	2,434,013	(1,831,088)
OPERATING EXPENSES		
Employee compensation and benefits	1,198,428	1,661,862
Management and incentive fees	23,878	-
Communications	336,950	315,937
Rent expense	124,043	125,566
Other operating expenses	32,512	96,752
Depreciation	15,519	26,646
Professional fees	20,519	40,950
Investment interest	5,610	4,718
Insurance	3,066	18,052
Utilities	646	840
Total	1,761,171	2,291,323
NET INCOME (LOSS)	$ 672,842	$ (4,122,411)

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
PARTNERS' CAPITAL BEGINNING OF YEAR	$ 5,372,453	$ 7,627,087
Additional contributions from existing partners	-	1,367,777
Contributions by new partner	-	500,000
Net income (loss)	672,842	(4,122,411)
Distribution payable to the limited partners	(666,046)	-
PARTNERS' CAPITAL END OF YEAR	$ 5,379,249	$ 5,372,453

See Notes to Financial Statements

NORTH HAMPTON PARTNERS, L.P.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	672,842	$	(4,122,411)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:				
Depreciation		15,519		26,646
Changes in operating assets and liabilities:				
Deposit with clearing organization		(4,243,969)		5,043,839
Due from North Hampton Partners Corporation		(57,090)		(33,677)
Exchange memberships		(36)		(152)
Prepaid expenses		-		1,689
Securities owned and sold, but not yet purchased		3,606,120		-
Accrued liabilities		6,507		(15,263)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		(107)		900,671
CASH FLOWS FROM INVESTING ACTIVITIES				
Payments for the purchase of property		-		(4,603)
NET CASH USED IN INVESTING ACTIVITIES		-		(4,603)
CASH FLOWS FROM FINANCING ACTIVITIES				
Partners' capital contributions		-		1,867,777
Distribution of prior year net income		-		(2,764,375)
NET CASH USED IN FINANCING ACTIVITIES		-		(896,598)
NET DECREASE IN CASH		(107)		(530)
CASH BEGINNING OF YEAR		20,314		20,844
CASH END OF YEAR	$	20,207	$	20,314

See Notes to Financial Statements

STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 5,610	$ 4,718
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES		
Required distribution to the limited partners not paid as of year end	$ 666,046	$ -

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

North Hampton Partners, L.P. (the Partnership) was organized as a Delaware Limited Partnership on May 20, 1996 and shall continue until December 31, 2045, unless earlier dissolved or terminated. The Partnership was established to acquire, trade, lend and dispose of securities on its own account. The Partnership was granted a license as a broker/dealer by the NASD in 1997.

The Partnership's general partner, North Hampton Partners Corporation, directs the activities of the Partnership under the provisions of a management agreement between the entities. Except as provided under the Delaware Revised Uniform Limited Partnership Act, or by applicable law, no limited partner in its capacity as a limited partner, shall be liable for the debts, liabilities, contracts or any other obligation of the Partnership, except to the extent of their capital contribution, and no limited partner shall be required to loan funds to the Partnership. Additionally, capital contributions may be required only with the consensus of all partners.

Cash and Cash Equivalents

The Partnership considers cash in bank and all other highly liquid investments with an original maturity of less than three months to be cash and cash equivalents for purposes of the statement of cash flows. As of December 31, 2004 and 2003 the Partnership had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the partnership are recorded on a trade date basis.

Marketable Trading Securities at Market Value

The Partnership trades only in securities whose market values are readily determinable. The difference between the cost and market value of securities held at December 31, 2004 is included in income. There were no open positions at December 31, 2003.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Property and Equipment

Property and equipment is stated at cost. The Partnership's policy is to capitalize acquisitions and improvements while expenditures for maintenance and repairs, which do not extend the useful lives of the assets, are charged to operations as incurred. The provision for depreciation is computed utilizing accelerated methods over the estimated useful lives of the related assets, ranging from 5 to 39 years, for financial statement purposes.

Depreciation expense for 2004 and 2003 was $15,519 and $26,646, respectively.

Property and equipment consists of the following:

	2004	2003
Equipment	$ 168,430	$ 168,430
Furniture and fixtures	42,748	42,748
Leasehold improvements	56,010	56,010
	267,188	267,188
Less accumulated depreciation	(206,433)	(190,914)
	$ 60,755	$ 76,274

Income Taxes

The financial statements do not include a provision for income taxes because the Partnership does not incur federal or state income taxes. Instead, its earnings and losses are included in the partners' personal income tax returns and are taxed based on their personal tax rates.

Securities Owned and Sold, But Not Yet Purchased

Marketable securities owned and sold, but not yet purchased consist of trading securities valued at market. All marketable securities are invested in corporate stocks that are readily marketable.

NOTE 2. **COMMITMENTS**

The Partnership has a non-cancelable three-year lease agreement for its principal operating facilities in North Hampton, New Hampshire, that was extended for an additional three year term in June 2003. The lease required monthly base payments of $2,567, plus additional payments for the allocation of building and common area charges, through May 2003. The renewal requires monthly base payments that increase annually, every June 1, plus additional payments for the allocation of building and common area charges. The monthly base payments are $2,643 in year one, $2,722 in year two and $2,804 in year three. The extended lease has an additional three year renewal option. The Partnership also rented office space in Beverly, Massachusetts under the terms of a three year non-cancelable agreement through December 2004, at which time the lease was renewed for an additional year, through December 2005. The lease required payments of $2,613 per month through December 2004, then $2,927 per month through December 2005. The Partnership also rents two office spaces in Wellesley, Massachusetts under the terms of two agreements, both expiring August 2005. The leases require combined payments of $3,177 per month. Rent expense under these leases for 2004 and 2003 was $124,043 and $125,566, respectively.

Future minimum payments due under the terms of these leases are as follows:

2005	$ 93,780
2006	14,020
	$ 107,800

NOTE 3. **RELATED PARTY TRANSACTIONS**

Management and Incentive Fees

The Partnership's general partner, North Hampton Partners Corporation (the Corporation), manages the Partnership's affairs and trading activities, under the terms of a management agreement. Under this agreement, the Corporation is paid a general management fee of 1% of the Partnership's net trading activities, including net investment interest income and expense. The management fee amounted to $23,878 and $0 for 2004 and 2003, respectively. The agreement also provides for an incentive fee if the profits from trading activities exceed a 25% return on investment (ROI) on the partners' capital at the beginning of the year. The fee equals 75% of the excess ROI up to an additional 16% ROI, and 25% of the excess over this amount. There was no incentive fee for 2004 and 2003. The Partnership is also responsible for all costs directly associated with its trading activities and general and administrative expenses. Such costs are deducted from the net investment gains and related investment income and expense in arriving at the return on investment.

Due from/to North Hampton Partners Corporation

The Corporation is reimbursed for all transferable expenses it pays on the Partnership's behalf per the management agreement. Any amount in the due from/to the Corporation account at year end is directly related to these expenses. The amount due from the Corporation at December 31, 2004 and 2003 was $165,116 and $108,026, respectively.

NOTE 4. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Partnership maintain a minimum net capital equal to the greater of $100,000 or six and two thirds percent of aggregate indebtedness. It also requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed six and two thirds percent and provides that equity capital may not be withdrawn or cash dividends paid if the resulting percentage of aggregate indebtedness to net capital would exceed ten percent. At December 31, 2004 and 2003, the Partnership had net capital, as defined, of $4,584,203 and $5,160,583, respectively, that exceeded its required net capital of $100,000. The Partnership's percentage of aggregate indebtedness to net capital was 0.14% and 0.00% at December 31, 2004 and 2003, respectively, that exceeded its required percentage of aggregate indebtedness to net capital of six and two thirds percent.

NOTE 5. CAPITAL INVESTMENTS AND WITHDRAWALS

The Partnership agreement provides that partners may withdraw from the Partnership upon timely written notification and that new partners may be admitted upon the agreement of the existing partners. On January 1, 2003, the partners accepted approximately $1.4 million in additional contributions from existing partners as well as $500,000 from one new partner. There were no additional contributions from existing or new partners during 2004. Additionally, there were no withdrawals during 2004 and 2003.

NOTE 6. REQUIRED DISTRIBUTIONS

The Partnership agreement provides for annual distributions of all "distributable cash", as defined. As of December 31, 2004 and 2003, the amount that was available for distribution amounted to $672,842 and $0, respectively. The Partnership generally disburses the distributions in the first quarter of the subsequent year.

NOTE 7. RETIREMENT PLAN

The Partnership and its General Partner adopted a 401(k) Retirement Savings Plan (the "Plan") effective January 1, 1998, covering all employees who meet defined eligibility requirements. Employee contributions to the Plan are made at predetermined rates elected by the employees. Additionally, the employer matches a portion of the employee contributions and may also make a discretionary contribution to the Plan. The Partnership's matching contribution amounted to $22,638 in 2004 and $39,795 in 2003. The Partnership elected not to make discretionary contributions in 2004 and 2003.

NOTE 8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Partnership sells securities that it does not currently own and is therefore obligated to purchase such securities at a future date. These obligations are recorded at the market values of the related securities. The Partnership will incur a loss if the market value of these securities increases subsequent to year-end. As of December 31, 2004, such sold securities amounted to $3,606,120. These obligations were settled in January 2005 at a net gain. There were no open obligations at December 31, 2003.

NOTE 9. TRADER CONTRACTS

The Partnership has agreements with all of its traders which define the additional compensation to be received as a result of their trading activities. Accordingly, the individual traders share in the net gains from their trading activities. Under these agreements the traders' profit sharing percentages range from 30-50% of their quarterly profits. However, any trading losses incurred are carried forward and are offset against future trading gains. As a result of cumulative net trading losses in 2004 and 2003, the traders have net trading losses of approximately $3.3 million to carryforward to reduce future trading gains. These losses will reduce trader profit sharing by approximately $1.1 million in 2005, provided the traders are profitable. No benefit has been recorded for these carryforward losses because their recovery is dependent upon the success of future trading activities. Similarly, at December 31, 2003, the traders had approximately $4.6 million of net trading losses to reduce future trading gains.

NOTE 10. RECLASSIFICATIONS

Certain amounts in the 2003 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2004 financial statements.

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL		
Total partners' equity		$ 5,379,249
Deduct partner's equity not allowable for net capital		-
Total partners' equity qualified for net capital		5,379,249
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		5,379,249
Deductions and/or charges		
A. Non-allowable assets:		
Securities not readily marketable	-	
Exchange memberships	17,656	
Furniture, equipment, and leasehold improvements, net	60,755	
Receivable from affiliate	165,116	
Other assets	9,950	
	253,477	
1. Additional charges for customer's and non-customer's security deposits	-	
2. Additional charges for customer's and non-customer's commodity accounts	-	
B. Aged fails-to-deliver		
1. Number of items -- 0	-	
C. Aged short security differences		
1. Number of items -- 0	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities - proprietary capital charges	-	
F. Other deductions and/or charges	-	253,477
Net capital before haircuts		5,125,772
Haircuts on securities (pursuant to rule 15c3-1(f))		
A. Contractual securities commitments	-	
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities		
1. Bankers' acceptances, certificates of deposit, and commercial paper	-	
2. U.S. and Canadian governmental obligations	-	
3. State and municipal governmental obligations	-	
4. Corporate obligations	-	
5. Stocks and warrants	-	
6. Options	540,918	
7. Other securities	-	
D. Undue concentrations	-	
E. Other	-	540,918
Net capital		$ 4,584,854

See Independent Auditors' Report

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE I (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Short-term bank loans (secured by customers' securities)	$ -
Drafts payable	-
Payable to brokers and dealers	-
Payable to clearing broker	-
Other accounts payable and accrued expenses	6,507
Items not included in statement of financial condition	
Market value of securities borrowed for which no equivalent is paid or credited	-
Other unrecorded amounts	-
	6,507
Less adjustment based on special reverse bank accounts	-
Total aggregate indebtedness	$ 6,507
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 100,000
Excess net capital	$ 4,484,854
Excess net capital at 1000%	$ 4,584,203
Percentage of aggregate indebtedness to net capital	0.14%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of form X-17A-5 as of December 31, 2004)

There are no differences between the Company's computation and the net capital above.

See Independent Auditors' Report

NORTH HAMPTON PARTNERS, L.P.

SCHEDULE II
STATEMENT OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2004

The Partnership is exempt from Rule 15c3-3 under sections (k)(2)(i) and (k)(2)(ii).

See Independent Auditors' Report

Leone, McDonnell & Roberts
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
WOLFEBORO ◦ NORTH CONWAY
DOVER ◦ PEMBROKE
EXETER

To the Partners
North Hampton Partners, L.P.
North Hampton, New Hampshire

In planning and performing our audits of the financial statements and supplemental schedules of North Hampton Partners, L.P. (the Partnership) for the years ended December 31, 2004 and 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including such tests and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital computations under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Board

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Leone, McDonnell & Roberts
Professional Association

January 14, 2005
Dover, New Hampshire